FOR IMMEDIATE RELEASE

SYMBOL: "PMT"

PARAMOUNT ENERGY TRUST ANNOUNCES NORMAL COURSE ISSUER BID
FOR ITS UNITS AND CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

Calgary, Alberta, October 20, 2008 – Paramount Energy Trust ("Paramount") announced today that the Toronto Stock Exchange ("TSX") has accepted Paramount's Notice of Intention to make a Normal Course Issuer Bid (the "Bid") to purchase for cancellation, from time to time, as Paramount considers advisable, (i) its trust units (the "Units") (Trading Symbol: PMT.UN); (ii) its 8% convertible extendible unsecured subordinated debentures with a maturity date of September 30, 2009 (the "8% Debentures") (Trading Symbol: PMT.DB); (iii) its 6.25% convertible extendible unsecured subordinated debentures with a maturity date of June 30, 2010 (the "6.25% A Debentures") (Trading Symbol: PMT.DB.A); (iv) its 6.25% convertible extendible unsecured subordinated debentures with a maturity date of April 30, 2011 (the "6.25% B Debentures") (Trading Symbol: PMT.DB.B); and (v) its 6.5% convertible extendible unsecured subordinated debentures with a maturity date of June 30, 2012 (the "6.5% Debentures") (Trading Symbol: PMT.DB.C) (collectively, the "Securities").

As of the date hereof, the public float is 85,956,586 and the issued and outstanding is 112,917,783 Units.  Paramount intends to purchase for cancellation up to a maximum of 8,595,659 of the Units, being approximately 10% of Paramount's "public float" outstanding on the date hereof, calculated in accordance with the rules of the TSX.  The maximum number of Units that may be purchased on a daily basis is 126,309 Units (the average daily trading volume for the past six months is 505,237 Units), except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policy.

As of the date hereof, the public float and the issued and outstanding is 5,866 8% Debentures.  Paramount intends to purchase for cancellation up to a maximum of $586,000 principal amount of the 8% Debentures (586 Debentures), being approximately 10% of Paramount's "public float" outstanding on the date hereof, calculated in accordance with the rules of the TSX.  The maximum number of 8% Debentures that may be purchased on a daily basis is 1 ($1,000 principal amount) 8% Debentures (the average daily trading volume for the past six months is 3 ($3,000 principal amount) 8% Debentures), except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policy.

As of the date hereof, the public float and the issued and outstanding is 55,271 6.25% A Debentures.  Paramount intends to purchase for cancellation up to a maximum of $5,527,000 principal amount of the 6.25% A Debentures (5,527 Debentures), being approximately 10% of Paramount's "public float" outstanding on the date hereof, calculated in accordance with the rules of the TSX.  The maximum number of 6.25% A Debentures that may be purchased on a daily basis is 10 ($10,000 principal amount) 6.25% A Debentures (the average daily trading volume for the past six months is 41 ($41,000 principal amount) 6.25% A Debentures), except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policy.

As of the date hereof, the public float and the issued and outstanding is 99,822 6.25% B Debentures.  Paramount intends to purchase for cancellation up to a maximum of $9,982,200 principal amount of the 6.25% B Debentures (9,982 Debentures), being approximately 10% of Paramount's "public float" outstanding on the date hereof, calculated in accordance with the rules of the TSX.  The maximum number of 6.25% B Debentures that may be purchased on a daily basis is 26 ($26,000 principal amount) 6.25% B Debentures (the average daily trading volume for the past six months is 105 ($105,000 principal amount) 6.25% B Debentures), except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policy.

As of the date hereof, the public float and the issued and outstanding is 74,825 6.5% Debentures.  Paramount intends to purchase for cancellation up to a maximum of $7,483,000 principal amount of the 6.5% Debentures (7,483 Debentures), being approximately 10% of Paramount's "public float" outstanding on the date hereof, calculated in accordance with the rules of the TSX.  The maximum number of 6.25% A Debentures that may be purchased on a daily basis is 31 ($31,000 principal amount) 6.25% A Debentures (the average daily trading volume for the past six months is 127 ($127,000 principal amount) 6.25% A Debentures), except where purchases are made in accordance with "block purchases" exemptions under applicable TSX policy.

The price which Paramount will pay for any Securities purchased by it will be the prevailing market price of the Securities on the TSX at the time of such purchase. The actual number of Securities that may be purchased for cancellation and the timing of any such purchases will be determined by Paramount.

The Bid will commence on October 22, 2008 and will terminate on October 21, 2009 or such earlier time as the Bid is completed or terminated at the option of Paramount.

Management of Paramount believes that, from time to time, the market price of the Securities may not fully reflect the underlying value of the Securities and that at such times the purchase of Securities would be in the best interests of Paramount. Such purchases will increase the proportionate interest of, and may be advantageous to, all remaining Security holders. In addition, the purchases by Paramount may increase liquidity to Paramount's Security holders wishing to sell their Securities.

Paramount has not made purchases of the Securities during the previous 12 months nor have there been or are there any existing previous normal course issuer bids in place during the previous 12 months

Paramount is a natural gas-focused Canadian energy trust. Paramount trust units and convertible debentures are traded on the Toronto Stock Exchange under the trading symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to Paramount can be found at its website at www.paramountenergy.com.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

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